Securities Act File No.  333-243763

As filed with the Securities and Exchange Commission

ON OCTOBER 18, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. __	☐

Post-Effective Amendment No. 1	☒

GMO Trust

(Exact Name of Registrant as Specified in Charter)

40 Rowes Wharf, Boston, Massachusetts 02110

(Address of principal executive offices)

617-330-7500

(Registrant's telephone number, including area code)

Douglas Y. Charton, Esq.

GMO Trust

40 Rowes Wharf

Boston, Massachusetts 02110

(Name and address of agent for service)

with a copy to:

Thomas R. Hiller, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

This Post-Effective Amendment No. 1 relates solely to the following series and classes of the Registrant:

Class R6 and Class I shares of GMO Benchmark-Free Allocation Fund, a series of the Registrant

Class I shares of GMO Climate Change Fund, a series of the Registrant

Class I shares of GMO Emerging Domestic Opportunities Fund, a series of the Registrant

Class R6 and Class I shares of GMO Emerging Markets Fund, a series of the Registrant

Class R6 and Class I shares of GMO Global Asset Allocation Fund, a series of the Registrant

Class R6 shares of GMO International Developed Equity Allocation Fund, a series of the Registrant

Class R6 shares of GMO International Equity Allocation Fund, a series of the Registrant

Class R6 and Class I shares of GMO Quality Fund, a series of the Registrant

Class R6 and Class I shares of GMO Resources Fund, a series of the Registrant

It is proposed that this Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

An indefinite amount of the Registrant’s securities have been registered under the Securities Act of 1933, as amended, pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. In reliance upon such Rule, no filing fee is paid at this time.

EXPLANATORY NOTE

The Registrant hereby incorporates by reference the Combined Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in the Registrant’s Registration Statement on Form N-14 as filed with the Securities and Exchange Commission on August 10, 2020 (Accession No. 0001104659-20-092851), and subsequently filed in definitive form pursuant to Rule 497 on September 14, 2020 (the “Registration Statement”) (Accession No. 0001104659-20-104866).

This Post-Effective Amendment No. 1 is being filed solely for the purpose of including in the Registration Statement the executed tax opinions and related consent of Ropes & Gray LLP supporting the tax matters discussed in the Combined Proxy Statement/Prospectus.

GMO TRUST

PART C. OTHER INFORMATION

Item 15.	Indemnification

Please refer to Article 4 (Indemnification) of the Amended and Restated By-laws of GMO Trust, effective as of March 1, 2007, as amended November 17, 2015 (the “By-laws”), which are incorporated by reference to Post-Effective Amendment No. 186 to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) (File No. 002-98772).

In addition, GMO Trust will maintain a trustees and officers liability insurance policy under which GMO Trust and its trustees and officers will be named insureds. GMO Trust also has entered into agreements with each of its trustees pursuant to which each of the Funds has agreed to indemnify each Trustee to the maximum extent permitted by applicable law against any liability and expense incurred by the Trustee by reason of the Trustee being or having been a Trustee.

Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to GMO Trust’s By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

(1)	a.	Amended and Restated Agreement and Declaration of Trust of GMO Trust (the “Registrant”), dated March 9, 2016 (the “Declaration of Trust”);[23]
b.	Amendment No. 1 to Declaration of Trust;[23]
c.	Amendment No. 2 to Declaration of Trust;[23]
d.	Amendment No. 3 to Declaration of Trust;[23]
e.	Amendment No. 4 to Declaration of Trust;[23]
f.	Amendment No. 5 to Declaration of Trust;[24]
g.	Amendment No. 6 to Declaration of Trust;[25]
h.	Amendment No. 7 to Declaration of Trust;[26].
i.	Amendment No. 8 to Declaration of Trust;[26]
j.	Amendment No. 9 to Declaration of Trust;[27]
k.	Amendment No. 10 to Declaration of Trust.[29]

(2)	Amended and Restated By-laws of GMO Trust, effective as of March 1, 2007, as amended November 17, 2015.[16]

(3)	None.

(4)	Form of Agreement and Plan of Reorganization.[30]

(5)	a.	Please refer to Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Declaration of Trust, which is hereby incorporated by reference;[17] and
b.	Please refer to Article 11 (Meetings of Shareholders), Article 12 (Choice of Law), Article 13 (Forum) and Article 14 (Claims) of the By-laws, which are hereby incorporated by reference.[16]

(6)	a.	Amended and Restated Management Contract, dated as of January 1, 2012, between GMO Trust, on behalf of GMO Benchmark-Free Allocation Fund, and GMO;[12]
b.	Form of Management Contract between GMO Trust, on behalf of GMO International Equity Allocation Fund, and GMO;[1]
c.	Form of Management Contract between GMO Trust, on behalf of GMO Global Asset Allocation Fund (formerly “GMO Global Balanced Asset Allocation Fund,” “GMO World Balanced Allocation Fund,” and “GMO World Equity Allocation Fund”), and GMO;[2]
d.	Form of Management Contract between GMO Trust, on behalf of GMO Quality Fund (formerly “GMO U.S. Quality Equity Fund”), and GMO;[5]
e.	Management Contract between GMO Trust, on behalf of GMO International Developed Equity Allocation Fund (formerly “GMO International Opportunities Equity Allocation Fund”), and GMO;[6]
f.	Amended and Restated Management Contract, dated as of August 12, 2009, between GMO Trust, on behalf of GMO Emerging Markets Fund, and GMO;[8]
(i)	Agreement to Reduce Management Fee, dated as of June 30, 2020, between GMO Trust, on behalf of GMO Emerging Markets Fund, and GMO;[29]
g.	Management Contract, dated as of August 2, 2010, between GMO Trust, on behalf of GMO Emerging Domestic Opportunities Fund, and GMO;[10]
h.	Management Contract, dated as of December 6, 2011, between GMO Trust, on behalf of GMO Resources Fund, and GMO;[11]
i.	Management Contract, dated as of March 9, 2017, between GMO Trust, on behalf of GMO Climate Change Fund, and GMO;[19]
j.	Sub-Advisory Agreement, dated as of December 30, 2013, among GMO, GMO Singapore Pte. Limited, and GMO Trust, on behalf of GMO Emerging Domestic Opportunities Fund;[13] and
k.	Amended and Restated Sub-Advisory Agreement, dated as of March 9, 2017, among GMO, GMO Singapore Pte. Limited, and GMO Trust, on behalf of GMO Emerging Markets Fund.[19]

(7)	a.	Distribution Agreement (the “Distribution Agreement”), effective May 31, 2017, between GMO Trust, on behalf of the Funds listed on Schedule A thereto, as Schedule A may be amended from time to time, and Funds Distributor, LLC;[21]
(i)	Schedule A to the Distribution Agreement amended as of June 4, 2020.[29]
b.	Master Placement Agency Agreement, effective May 31, 2017, between GMO Trust, on behalf of the Funds listed on Schedule A thereto, as Schedule A may be amended from time to time, and Funds Distributor, LLC.[21]
(i)	Schedule A to the Master Placement Agency Agreement amended as of June 30, 2020.[29]

(8)	None.

(9)	a.	Amended and Restated Custodian Agreement (the “State Street Bank Custodian Agreement”), dated August 8, 2017, among GMO Trust, GMO and State Street Bank and Trust Company (“State Street Bank”);[22]
b.	Form of Amended and Restated Delegation Agreement (the “Delegation Agreement”), dated June 29, 2001, between GMO Trust, on behalf of GMO Multi-Sector Fixed Income Fund, and GMO Emerging Country Debt Fund, and IBT, as amended from time to time to include GMO Strategic Opportunities Allocation Fund, GMO SGM Major Markets Fund, GMO Global Developed Equity Allocation Fund, GMO U.S. Equity Fund, GMO International Developed Equity Allocation Fund, GMO U.S. Treasury Fund, GMO Asset Allocation Bond Fund, GMO Opportunistic Income Fund, GMO High Quality Short-Duration Bond Fund, GMO Benchmark-Free Fund, GMO Implementation Fund, GMO Risk Premium Fund, GMO Special Opportunities Fund, GMO GAAR Implementation Fund, GMO Climate Change Fund, GMO High Yield Fund, GMO Strategic Short-Term Fund, GMO Cyclical Focus Fund, and GMO Emerging Country Debt Shares Fund;[3]
(i)	Letter Amendment to the Delegation Agreement, dated March 30, 2017, among GMO Trust, on behalf of GMO Climate Change Fund, GMO and State Street Bank (as successor by merger to IBT);[20] and
(ii)	Letter Amendment to the Delegation Agreement, dated October 12, 2017, among GMO Trust, on behalf of GMO Emerging Domestic Opportunities Fund, GMO Emerging Markets Fund, GMO International Equity Fund, GMO Resources Fund, and GMO Tax-Managed International Equities Fund, GMO and State Street Bank (as successor by merger to IBT).[22]

(10)	a.	Funds Trading Agreement (“Funds Trading Agreement”), dated July 1, 2001, between Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), IBT, GMO, and GMO Trust, on behalf of certain Funds listed on Exhibit A thereto;[7]
(i)	Second Amendment to Funds Trading Agreement, dated as of April 1, 2003, between FIIOC, IBT, GMO and GMO Trust, on behalf of certain Funds listed on Exhibit A thereto;[7]
(ii)	Third Amendment to Funds Trading Agreement, dated as of November 28, 2003, between FIIOC, IBT, GMO and GMO Trust, on behalf of certain Funds listed on Exhibit A thereto;[7]
(iii)	Fourth Amendment to Funds Trading Agreement, dated as of April 1, 2004, between FIIOC, IBT, GMO and GMO Trust, on behalf of certain Funds listed on Exhibit A thereto;[7]
(iv)	Fifth Amendment to Funds Trading Agreement, dated as of February 1, 2005, between FIIOC, IBT, GMO and GMO Trust, on behalf of certain Funds listed on Exhibit A thereto;[7]
(v)	Sixth Amendment to Funds Trading Agreement, dated as of July 2005, between FIIOC, IBT, GMO and GMO Trust, on behalf of certain Funds listed on Exhibit A thereto;[7] and
(vi)	Seventh Amendment to Funds Trading Agreement, dated as of September, 2005, between FIIOC, IBT, GMO and GMO Trust, on behalf of certain Funds listed on Exhibit A thereto.[7]
b.	Form of Shareholder Services Agreement (“Shareholder Services Agreement”), dated as of October 31, 2001, between Citistreet LLC (“Citistreet”) and GMO Trust, on behalf of certain Funds listed on Attachment A thereto;[4]
(i)	First Amendment to Shareholder Services Agreement, dated as of May 6, 2002, between Citistreet and GMO Trust, on behalf of certain Funds listed on Attachment A thereto;[7]
(ii)	Second Amendment to Shareholder Services Agreement, dated as of October 15, 2002, between Citistreet and GMO Trust, on behalf of certain Funds listed on Attachment A thereto;[7]
(iii)	Third Amendment to Shareholder Services Agreement, dated as of April 30, 2003, between Citistreet and GMO Trust, on behalf of certain Funds listed on Attachment A thereto;[7]
(iv)	Fourth Amendment to Shareholder Services Agreement, dated as of July 1, 2005, between Citistreet and GMO Trust, on behalf of certain Funds listed on Attachment A thereto;[7] and
(v)	Fifth Amendment to Shareholder Services Agreement, dated as of September 1, 2005, between Citistreet and GMO Trust, on behalf of certain Funds listed on Attachment A thereto.[7]

c.	Operating Agreement (“Operating Agreement”), dated as of April 19, 2000, between Charles Schwab & Co., Inc. (“Schwab”) and GMO Trust, on behalf of certain Funds listed on Schedule I thereto;[9]
(i)	First Amendment to Operating Agreement, dated as of March 10, 2010, between Schwab and GMO Trust, on behalf of certain Funds listed on Schedule I thereto.[9]
(ii)	Second Amendment to Operating Agreement, dated December 30, 2019, between Schwab and GMO Trust, on behalf of certain Funds listed on Schedule I thereto.[29]
d.	GMO Trust Service Plan – Class I Shares, dated June 30, 2020.[29]
e.	Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, effective June 1, 1996, as amended and restated September 5, 2019 [28]
(11)	Opinion and Consent of Ropes & Gray LLP.[31]

(12)	a.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Benchmark-Free Allocation Fund and GMO Benchmark-Free Allocation Series Fund — filed herewith.
b.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Climate Change Fund and GMO Climate Change Series Fund — filed herewith.
c.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Emerging Domestic Opportunities Fund and GMO Emerging Domestic Opportunities Series Fund — filed herewith.
d.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Emerging Markets Fund and GMO Emerging Markets Series Fund — filed herewith.
e.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Global Asset Allocation Fund and GMO Global Asset Allocation Series Fund — filed herewith.
f.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO International Developed Equity Allocation Fund and GMO International Developed Equity Allocation Series Fund — filed herewith.
g.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO International Equity Allocation Fund and GMO International Equity Allocation Series Fund — filed herewith.
h.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Quality Fund and GMO Quality Series Fund — filed herewith.
i.	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Resources Fund and GMO Resources Series Fund — filed herewith.
j.	Consent of Ropes & Gray LLP with respect to certain tax matters — filed herewith.

(13)	a.	Form of Transfer Agency and Service Agreement (the “Transfer Agency and Service Agreement”), dated August 1, 1991, among GMO Trust, on behalf of certain Funds listed therein, GMO and IBT, as amended from time to time to include GMO International Equity Allocation Fund, GMO Global Asset Allocation Fund, GMO Global Equity Allocation Fund, GMO Multi-Sector Fixed Income Fund, GMO Tax-Managed International Equities Fund, GMO Opportunistic Income Fund, GMO Quality Fund, GMO Strategic Opportunities Allocation Fund, GMO SGM Major Markets Fund, GMO Global Developed Equity Allocation Fund, GMO U.S. Equity Fund, GMO International Developed Equity Allocation Fund, GMO U.S. Treasury Fund, GMO Asset Allocation Bond Fund, GMO High Quality Short-Duration Bond Fund, GMO Emerging Domestic Opportunities Fund, GMO Benchmark-Free Fund, GMO Resources Fund, GMO Implementation Fund, GMO Risk Premium Fund, GMO Special Opportunities Fund, GMO GAAR Implementation Fund, GMO Climate Change Fund, GMO High Yield Fund, GMO Strategic Short-Term Fund, GMO Cyclical Focus Fund, and GMO Emerging Country Debt Shares Fund;[7]
(i)	Form of Letter Amendment to the Transfer Agency and Service Agreement, dated July 30, 2010, among GMO Trust, on behalf of GMO Emerging Domestic Opportunities Fund, GMO and State Street Bank (as successor by merger to IBT);[10]
(ii)	Letter Amendment Regarding Fund of Fund Procedures to the Transfer Agency and Service Agreement, dated June 1, 2010, among GMO Trust, GMO, and State Street Bank (as successor by merger to IBT);[11]
(iii)	Letter Amendment to the Transfer Agency and Service Agreement, dated November 17, 2011 among GMO Trust, on behalf of GMO Resources Fund, GMO and State Street Bank (as successor by merger to IBT);[11]
(iv)	Letter Amendment to the Transfer Agency and Service Agreement, dated March 30, 2017, among GMO Trust, on behalf of GMO Climate Change Fund, GMO and State Street Bank (as successor by merger to IBT);[20] and
(v)	FATCA Support Services Amendment to the Transfer Agency and Service Agreement, dated May 22, 2015, among GMO Trust, GMO and State Street Bank (as successor by merger to IBT).[15]
b.	Notification of Undertaking to Reimburse Selected Fund Expenses and Waive Selected Fees by GMO to GMO Trust, dated as of August 5, 2020;[31]
c.	Amended and Restated Servicing and Supplemental Support Agreement, dated May 30, 1996, as amended and restated effective June 30, 2020, between GMO Trust, on behalf of certain Funds listed on Exhibit I thereto, and GMO.[29]
d.	Distribution Agreement, dated as of February 27, 2015, between GMO Trust and GMO U.K. Limited (“UK Distribution Agreement”);[14]
(i)	Exhibit A to the UK Distribution Agreement;[18]
e.	Letters Regarding Services Provided by GMO Under Management Contracts with GMO Trust;[16]
f.	Conforming Administration Agreement, dated August 23, 2011, between GMO and State Street Bank;[21]
(i)	Amendment to the Administration Agreement dated April 30, 2020.[29]
(ii)	Amendment to the Administration Agreement dated June 3, 2020.[29]

g.	Omnibus Order Processing Agreement, dated March 15, 2018, between GMO Trust and J.P. Morgan Securities LLC.[22]

(14)	Consent of Independent Registered Public Accounting Firm.[31]

(15)	Financial Statements — not applicable.

(16)	a.	Power of Attorney for each of Paul Braverman, Donald W. Glazer, and Peter Tufano.[31]
b.	Power of Attorney for Carolyn Haley – filed herewith.
c.	Power of Attorney for each of Tara Pari and Betty Maganzini – filed herewith.

1. Previously filed with the SEC as part of Post-Effective Amendment No. 27 to the Registration Statement under the Securities Act and Amendment No. 28 to the Registration Statement under the Investment Company Act of 1940 Act (the “1940 Act”) on March 13, 1996, and hereby incorporated by reference.

2. Previously filed with the SEC as part of Post-Effective Amendment No. 29 to the Registration Statement under the Securities Act and Amendment No. 30 to the Registration Statement under the 1940 Act on June 28, 1996, and hereby incorporated by reference.

3. Previously filed with the SEC as part of Post-Effective Amendment No. 64 to the Registration Statement under the Securities Act and Amendment No. 77 to the Registration Statement under the 1940 Act on May 1, 2002, and hereby incorporated by reference.

4. Previously filed with the SEC as part of Post-Effective Amendment No. 71 to the Registration Statement under the Securities Act and Amendment No. 89 to the Registration Statement under the 1940 Act on June 30, 2003, and hereby incorporated by reference.

5. Previously filed with the SEC as part of Post-Effective Amendment No. 72 to the Registration Statement under the Securities Act and Amendment No. 90 to the Registration Statement under the 1940 Act on October 31, 2003, and hereby incorporated by reference.

6. Previously filed with the SEC as part of Post-Effective Amendment No. 123 to the Registration Statement under the Securities Act and Amendment No. 151 to the Registration Statement under the 1940 Act on May 17, 2006, and hereby incorporated by reference.

7. Previously filed with the SEC as part of Amendment No. 154 to the Registration Statement under the 1940 Act on June 28, 2006, and hereby incorporated by reference.

8. Previously filed with the SEC as part of Post-Effective Amendment No. 139 to the Registration Statement under the Securities Act and Amendment No. 174 to the Registration Statement under the 1940 Act on October 30, 2009, and hereby incorporated by reference.

9. Previously filed with the SEC as part of Amendment No. 178 to the Registration Statement under the 1940 Act on June 25, 2010, and hereby incorporated by reference.

10. Previously filed with the SEC as part of Post-Effective Amendment No. 143 to the Registration Statement under the Securities Act and Amendment No. 180 to the Registration Statement under the 1940 Act on August 2, 2010, and hereby incorporated by reference.

11. Previously filed with the SEC as part of Post-Effective Amendment No. 153 to the Registration Statement under the Securities Act and Amendment No. 192 to the Registration Statement under the 1940 Act on December 6, 2011, and hereby incorporated by reference.

12. Previously filed with the SEC as part of Amendment No. 156 to the Registration Statement under the Securities Act and Amendment No. 196 to the Registration Statement under the 1940 Act on December 29, 2011, and hereby incorporated by reference.

13. Previously filed with the SEC as part of Post-Effective Amendment No. 170 to the Registration Statement under the Securities Act and Amendment No. 213 to the Registration Statement under the 1940 Act on February 7, 2014, and hereby incorporated by reference.

14. Previously filed with the SEC as part of Amendment No. 225 to the Registration Statement under the 1940 Act on April 13, 2015, and hereby incorporated by reference.

15. Previously filed with the SEC as part of Amendment No. 228 to the Registration Statement under the 1940 Act on June 26, 2015, and hereby incorporated by reference.

16. Previously filed with the SEC as part of Post-Effective Amendment No. 186 to the Registration Statement under the Securities Act and Amendment No. 232 to the Registration Statement under the 1940 Act on December 1, 2015, and hereby incorporated by reference.

17. Previously filed with the SEC as part of Post-Effective Amendment No. 188 to the Registration Statement under the Securities Act and Amendment No. 234 to the Registration Statement under the 1940 Act on April 29, 2016, and hereby incorporated by reference.

18. Previously filed with the SEC as part of Post-Effective Amendment No. 189 to the Registration Statement under the Securities Act and Amendment No. 235 to the Registration Statement under the 1940 Act on June 29, 2016, and hereby incorporated by reference.

19. Previously filed with the SEC as part of Post-Effective Amendment No. 193 to the Registration Statement under the Securities Act and Amendment No. 239 to the Registration Statement under the 1940 Act on March 27, 2017, and hereby incorporated by reference.

20. Previously filed with the SEC as part of Post-Effective Amendment No. 195 to the Registration Statement under the Securities Act and Amendment No. 241 to the Registration Statement under the 1940 Act on May 1, 2017, and hereby incorporated by reference.

21. Previously filed with the SEC as part of Post-Effective Amendment No. 196 to the Registration Statement under the Securities Act and Amendment No. 242 to the Registration Statement under the 1940 Act on June 30, 2017, and hereby incorporated by reference.

22. Previously filed with the SEC as part of Post-Effective Amendment No. 199 to the Registration Statement under the Securities Act and Amendment No. 245 to the Registration Statement under the 1940 Act on April 16, 2018, and hereby incorporated by reference.

23. Previously filed with the SEC as part of Post-Effective Amendment No. 201 to the Registration Statement under the Securities Act and Amendment No. 247 to the Registration Statement under the 1940 Act on May 1, 2018, and hereby incorporated by reference.

24. Previously filed with the SEC as part of Post-Effective Amendment No. 203 to the Registration Statement under the Securities Act and Amendment No. 249 to the Registration Statement under the 1940 Act on June 29, 2018, and hereby incorporated by reference.

25. Previously filed with the SEC as part of Post-Effective Amendment No 206 to the Registration Statement under the Securities Act and Amendment No. 252 to the Registration Statement under the 1940 Act on April 16, 2019, and hereby incorporated by reference.

26. Previously filed with the SEC as part of Post-Effective Amendment No 210 to the Registration Statement under the Securities Act and Amendment No. 256 to the Registration Statement under the 1940 Act on June 28, 2019, and hereby incorporated by reference.

27. Previously filed with the SEC as part of Amendment No. 258 to the Registration Statement under the 1940 Act on April 14, 2020, and hereby incorporated by reference.

28. Previously filed with the SEC as part of Post-Effective Amendment No 213 to the Registration Statement under the Securities Act and Amendment No. 260 to the Registration Statement under the 1940 Act on May 1, 2020, and hereby incorporated by reference.

29. Previously filed with the SEC as part of Post-Effective Amendment No. 214 to the Registration Statement under the Securities Act and Amendment No. 261 to the Registration Statement under the 1940 Act on June 30, 2020, and hereby incorporated by reference.

30. Previously filed with the SEC as Appendix A to Part A of the Registrant’s registration statement on Form N-14 on August 10, 2020, and hereby incorporated by reference.

31. Previously filed with the SEC as part of the Registrant’s registration statement on Form N-14 on August 10, 2020, and hereby incorporated by reference.

Item 17.	Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees to file by post-effective amendment an opinion of counsel supporting the tax consequences of the proposed reorganizations within a reasonable period of time after receipt of such opinion.

Notice

A copy of the Declaration of Trust, together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of GMO Trust by an officer of GMO Trust as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of GMO Trust or shareholders of any series of GMO Trust individually but are binding only upon the assets and property of GMO Trust or the respective series.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Boston and The Commonwealth of Massachusetts, on the 18th day of October, 2021.

GMO Trust

By:	TARA PARI*
Tara Pari
Title: Chief Executive Officer;
Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

TARA PARI*	Chief Executtive Officer; Principal Executive Officer	October 18, 2021
Tara Pari

BETTY MAGANZINI*	Treasurer; Chief Financial Officer; Chief Accounting Officer; Principal	October 18, 2021
Betty Maganzini	Financial and Accounting Officer

Paul Braverman*	Trustee	October 18, 2021
Paul Braverman

DONALD W. GLAZER*	Trustee	October 18, 2021
Donald W. Glazer

CAROLYN HALEY*	Trustee, President	October 18, 2021
Carolyn Haley

PETER TUFANO*	Trustee	October 18, 2021
Peter Tufano

* By:	/s/ Douglas Y. Charton
Douglas Y. Charton
Attorney-in-Fact**

** Pursuant to Power of Attorney for each of Paul Braverman, Donald W. Glazer, and Peter Tufano filed with the SEC as part of the Registrant’s registration statement on Form N-14 on August 10, 2020; pursuant to Power of Attorney for Carolyn Haley filed herewith; and pursuant to Power of Attorney for each of Tara Pari and Betty Maganzini filed herewith.

EXHIBIT INDEX

GMO TRUST

Exhibit Ref.	Title of Exhibit
(12)(a)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Benchmark-Free Allocation Fund and GMO Benchmark-Free Allocation Series Fund
(12)(b)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Climate Change Fund and GMO Climate Change Series Fund
(12)(c)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Emerging Domestic Opportunities Fund and GMO Emerging Domestic Opportunities Series Fund
(12)(d)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Emerging Markets Fund and GMO Emerging Markets Series Fund
(12)(e)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Global Asset Allocation Fund and GMO Global Asset Allocation Series Fund
(12)(f)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO International Developed Equity Allocation Fund and GMO International Developed Equity Allocation Series Fund
(12)(g)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO International Equity Allocation Fund and GMO International Equity Allocation Series Fund
(12)(h)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Quality Fund and GMO Quality Series Fund
(12)(i)	Opinion of Ropes & Gray LLP with respect to tax matters for GMO Resources Fund and GMO Resources Series Fund
(12)(j)	Consent of Ropes & Gray LLP with respect to certain tax matters
(16)(b)	Power of Attorney for Carolyn Haley
(16)(c)	Power of Attorney for Tara Pari and Betty Maganzini